03 FEB 25 AM 7:21

EXEMPTION 82-3295

PECOM

Buenos Aires, February 21, 2003.

Messrs.
The Securities and Exchange Commission
Office of International
Corporate Finance
Stop 3-9, Room 3117
450 Fifth Street, NW
Washington D.C. 20549
U.S.A.

Pecom Energía S.A.
Maipú 1
C1084ABA Buenos Aires
Argentina
Tel. (54-11) 4344-6000
www.pecom.com

03007402

SUPPL

Dear Sirs,

Dear Sirs,

We enclose herewith press releases issued by the Company on February 19, 2003.

Sincerely yours,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Jorge de la Rua
Attorney

Daniel Casal
Attorney

dlw 3/14

PECOM

PECOM ENERGIA REPORTS IN ADVANCE SALES VOLUMES, AVERAGE PRICES AND NEW TRANSACTIONS CONCERNING THE HEDGING PRICE OF PRODUCED CRUDE OIL

Pecom Energía
Buenos Aires: PECO

Investor Relations

CONTACTS
Daniel E. Rennis
drennis@pecom.com

Alberto Jankowski
ajankows@pecom.com

Tel: (5411) 4344-6655

Visit our Web site at:
http://www.pecom.com

Buenos Aires, February 19, 2003 - Pecom Energía S.A. (Buenos Aires: Peco), announces volumes and net average prices of the main products marketed and new transactions concerning the hedging price of produced crude oil.

Volumes and net average prices of the main products marketed

Oil Sales	Million of barrels		Pesos / barrel	
	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Argentina	5.1	5.8	65.73	36.09
Venezuela	3.2	4.7	43.97	23.75
Peru	1.0	1.1	79.69	38.33
Ecuador	0.2	0.0	76.67	0.00
Bolivia	0.1	0.1	88.31	44.09
Total	9.6	11.7	60.67	31.44

Gas Sales	Billion Cubic Feet		Pesos / thousand cubic feet	
	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Argentina	19.4	25.0	1.56	2.22
Venezuela	2.1	2.6	1.56	1.79
Peru	0.8	0.7	8.61	4.09
Bolivia	3.1	3.5	5.71	3.97
Total	25.4	31.8	2.29	2.42

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Argentina	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Styrene	9	7	2,559	1,289
Propylene	5	7	798	642
Polystyrene	18	16	2,823	1,637
SBR	14	11	2,761	1,844
Fertilizers	162	150	524	442
Total	208	191	972	663

Petrochemical Product Sales	Thousand Tons		Pesos / Ton	
Brazil	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Styrene	23	18	2,517	1,200
Polystyrene	28	29	2,560	1,670
Total	51	47	2,541	1,490

Refining Product Sales	Thousand Cubic Meters - Metric Tons		Pesos / Cubic Meter - Metric Ton	
	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Diesel Oil (M3)	164	182	696	449
Gasolines (M3)	30	34	765	553
Other Middle Dist. (M3)	3	3	778	465
Asphalts (MT)	16	17	619	430
Aromatics & Reform. (MT)	81	60	966	575
Other Heavy Products (MT)	82	51	553	280

Electricity Sales	Gwh		Pesos / Mwh	
	IVQ 2002	IVQ 2001	IVQ 2002	IVQ 2001
Combined Cycle	1,016	1,071	30.1	47.1
Hydro	535	265	14.9	37.9
Total	1,551	1,336	24.9	45.3

Note: All prices are stated in pesos adjusted for inflation. The exchange rate in force on December 31, 2002 was 3.38 pesos per United States dollar.

Change in the hedging price of crude oil produced for the year 2003

Concerning the hedging price of produced crude oil, in addition to the situation reported in the results for the third quarter of 2002, the Company executed in January 2003, crude hedging transactions for the second semester of 2003 for a volume of 30,300 bbls./d. Such hedging provides protection based on the WTI actual price establishing a minimum price of US$ 22.875 per barrel. Premiums paid for this hedging amount to US$ 8.5 million.